June 21, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D. C. 20549

Attention:	Larry Spirgel, Assistant Director
Folake Ayoola, Senior-Attorney
Rahul Patel, Attorney-Advisor

Re:	American Housing Income Trust, Inc.
Registration Statement on Form S-11
File No. 333-208287
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Spirgel:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended, American Housing Income Trust, Inc., a Maryland corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-208287), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Daylight Time on Thursday, June 23, 2016, or as soon as practicable thereafter.

The Registrant hereby authorizes Anthony R. Paesano, of Paesano Akkashian Apkarian, PC, to orally modify or withdraw this request for acceleration. The Registrant hereby acknowledges that:

(i) Should the Securities and Exchange Commission (the “Commission”) of the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) The Registrant may not assert comments of the Commission of the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Paesano, or in his absence, Brian M. Akkashian at (248) 792-6886. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Paesano at the email identified below or by facsimile at (248) 792-6885. Thank you for your continued assistance.

Best Regards,

American Housing Income Trust, Inc.

Jeff Howard

By: Jeff Howard

Its: Chief Executive Officer and President

cc: Anthony R. Paesano (apaesano@paalawfirm.com)

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